Sanderson Farms, Inc. GENERAL OFFICES Post Office Box 988 - Laurel, MS 39441-0988 Telephone (601) 649-4030

April 5, 2016

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

101 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attn:	Mr. Lyn Shenk

Branch Chief

Office of Transportation and Leisure

Re:	Sanderson Farms, Inc.

Form 10-K for Fiscal Year Ended October 31, 2015

Filed on December 17, 2015

File No. 001-14977

Mr. Shenk:

On March 8, 2016, Sanderson Farms, Inc. (the “Company”) received a letter containing the comment (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the above referenced filing (the “Form 10-K”). Set forth below is the Company’s response to the Staff’s Comment Letter. For the Staff’s convenience, the Company’s response is prefaced by the exact text of the Staff’s comment.

We acknowledge that: (i) the Company is responsible for the adequacy and accuracy of the disclosures in the Form 10-K; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Form 10-K; and (iii) the Company may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

Form 10-K for Fiscal Year Ended October 31, 2015

Note 1: Significant Accounting Policies, page 45

1.	It appears that you have determined that you operate in one reportable segment. We also note the following:

•	The largest market segments of the chicken industry are big bird deboning, chill pack, and small birds, and you operate in two of the three segments (big bird deboning and chill pack).

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•	Six of your processing plants participate in the big bird deboning market segment and four of your processing plants participate in the chill pack market segment.

•	Plants that target the big bird deboning market grow a relatively large bird and plants that target the chill pack retail grocery market grow a medium sized bird.

•	Products from your big bird deboning plants are sold primarily at spot commodity market prices to further processors. Products from your chill pack plants are primarily sold under long term contracts with pricing based on a formula that uses the Georgia Dock whole bird price as its base to resellers to retail grocery outlets.

•	You disclose on page 5 that you conduct your businesses through the production, processing and food divisions.

In light of the above, please tell us your operating segment(s) and disclose the factors used to identify the segment(s), including management’s basis of organization (for example, whether management has chosen to organize around differences in products, geographically, regulatory environments, or a combination of factors and whether operating segments have been aggregated). Refer to ASC 280-10-50-1 to 9 and 21. If you aggregated them into one reportable segment pursuant to ASC 280-10-50-11, please include your analysis of the aggregation criteria under the literature in your response. In addition, please provide us the following information in your determination of operating segment(s).

•	Provide us with your organization structure. In particular, tell us who your CODM is and who reports to your CODM.

•	Identify for us the operating decisions your CODM makes on a regular basis and the nature of the information used to make those decisions, as well as the information included in the CODM reporting package, if different.

•	Tell us how your budgets are developed, including the nature of the information reviewed and approved in each step of the process, and the nature of the information conveyed to the CODM when actual results differ from budgets.

RESPONSE:

Overview

The Company has determined that it has one operating segment, poultry products, which consists of the production and processing of fresh, frozen and minimally prepared chicken. The Company does not engage in any other poultry operations.

As more fully described below, our operations are significantly impacted by the commodities markets for fresh chicken and feed grains, which are beyond our control. As a result, our objective is to operate all of our facilities at their maximum capacities for most of the year, and to produce our products at the lowest possible cost. We have determined that this

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method of operation is the most efficient way to reduce our cost per pound of product sold and increase our margins. Consequently, our decisions concerning the amount of chicken we produce, feed grain purchasing decisions and the approval of operational goals, are the key operational decisions affecting our business.

Our chief operating decision maker (the “CODM”), Mr. Joe F. Sanderson, Jr., the Chief Executive Officer and Chairman of our Board of Directors, makes these key operating decisions on a company-wide basis using a variety of data. The Company’s Chief Operating Officer (“COO”), Chief Financial Officer (“CFO”), Director of Technical Services, and Feed Ingredient Buyer, report directly to the CODM on company-wide operations.

The Company believes it will be helpful to provide the Staff background information about its operations before presenting its segment analysis. Section I of this response provides background information, and Section II of this response provides the Company’s segment analysis and responses to the Staff’s comments.

SECTION I - OPERATIONAL BACKGROUND

The Company is a vertically-integrated producer of fresh, frozen, and prepared chicken products. “Vertically integrated” means the Company controls all aspects of its operations, including production, processing, marketing and distribution of chicken.

The Company’s fresh and frozen poultry operations are operated through complexes. A complex consists of a feed mill, hatchery, processing plant and, in some cases, a wastewater treatment facility. Overall, the Company’s complexes presently encompass 9 hatcheries, 8 feed mills, 10 poultry processing plants, and 8 wastewater treatment facilities. We have one prepared chicken plant, as further detailed in our Form 10-K.

The Company’s fresh and frozen poultry processing plants process chickens according to a target live weight, which is set to meet customer specifications and to minimize costs per pound of chicken produced. The Company designates a processing plant (tray pack or big bird deboning) based on bird size as a result of the preferences of its customers. Tray pack plants process a medium sized bird, and big bird deboning plants process a larger sized bird.

A.	Production

As further described in our Form 10-K, production involves the acquisition of breeder chickens to produce hatching eggs, grow-out of the breeder flocks, production of fertile hatching eggs by the mature breeder flocks, hatching of the eggs, and grow-out of the birds (“broilers”) for processing.

All of the Company’s breeder flocks are acquired as one-day old chicks (known as “pullets” and “cockerels”) from a single provider and are all of a single breed. The Company contracts with independent farmers to grow pullets and cockerels until they reach sexual

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maturity, which takes approximately 25 weeks. Upon maturity, breeder flocks are transported to specialized breeder farms that are also maintained by independent farmers under the Company’s supervision. At the breeder farm, the hens lay fertile eggs.

Eggs produced on the breeder farms are transported to the Company’s hatcheries. Fertilized eggs remain at the hatchery for approximately 23 days during which time they are incubated, inoculated with medicine and vaccinations if necessary, and monitored. The incubation period, monitoring, transportation, medicines and/or vaccinations and overall costs associated with the hatchery are the same whether the hatched chick is processed as a big bird deboning broiler or a tray pack broiler.

Upon hatching, the chicks are transported to independent grow-out farms where they remain until they reach our target live weights. The grow-out farms provide housing, utilities and labor and the Company supplies the chickens, feed and veterinary and technical services. The grow-out process for all of our flocks is the same, except for the number of days the bird stays on the broiler farm and the weight of the bird when it leaves the farm. Big birds remain on grow-out farms ten days longer than tray pack birds and weigh approximately 2.5 pounds more at the end of the grow-out period.

An important factor in the grow-out of chickens is the rate at which chickens convert feed into body weight. The quality and composition of the feed are critical to the conversion rate, so the Company formulates and produces its own feed at its own feed mills using feed ingredients purchased on the open market. The Company supplies the same feed to its birds of the same type (pullets, breeders and broilers) regardless of processing size or location.

The main ingredients of poultry feed, corn and soybean meal, are priced on the basis of commodity indices that are beyond our control. These prices fluctuate and are influenced by many factors, including the actual and expected success of crop harvest in different parts of the world, expected planting levels in the future, and weather and climate conditions for future crops.

The cost of feed represents our most significant cost, and has recently ranged from 42% to over 55% of our cost of goods sold. Therefore, corn and soybean meal purchasing decisions have a significant impact on the Company’s profitability. Costs to purchase and deliver raw materials used in feed are averaged across the Company. Therefore, each fresh and frozen chicken complex uses the same average cost of raw materials in the feed production process to allow management to assess operational efficiencies more effectively.

B.	Processing

Once broilers reach their target live weight on the grow-out farms, they are transported to one of the Company’s processing plants, where they are unloaded, hung, slaughtered, de-feathered, eviscerated, chilled and cut to customer specifications. This process is similar at all of our fresh and frozen chicken processing plants.

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As noted in our Form 10-K, processed chicken is first salable as an ice packed, whole chicken. We add value to ice packed, whole chickens through a variety of processing steps, including weighing, removing the giblets, cutting, deboning, partially cooking, breading, marinating, packaging and labeling, all to customer specifications and needs. Different packaging equipment and materials are used depending on the type of product being produced and the needs of the customers for whom it is produced, which vary between tray pack plants, big bird plants and our prepared chicken plant.

C.	Pricing and Customers

The CODM has decided to operate our business based on spot commodity market pricing. The Company’s fresh and frozen chicken prices are based upon an adjusted published benchmark or spot market price. The Company adjusts base benchmark or spot market prices depending upon value added, volume, product mix, the relationship with the customer and other factors.

The Company has long term contracts ranging from one to three years with most of its customers irrespective of the type of product being purchased. These contracts do not require the customers to purchase any specific quantity or volume of product, nor obligate the Company to sell and deliver any fixed amount of pounds of chicken products. Agreements for fresh and frozen chicken provide for pricing, as more fully described below, based on a formula that uses either the Georgia Dock whole bird price or the Urner Barry quoted price as its base, as well as various other guidelines for the relationship between the parties. Almost all of the Company’s contracts for its prepared chicken products are at fixed prices related to the spot commodity price of chicken at the time the contract is executed or renewed, plus a premium for the additional processing.

Over time, most retail grocery customers and their suppliers have come to trust the Georgia Dock whole bird price quoted weekly by the Georgia Department of Agriculture as the most reliable reflection of the supply and demand dynamics of the fresh chicken market. As a result, most of the chicken sold from our complexes that process medium sized birds is priced based on the Georgia Dock whole bird price. Similarly, most of the Company’s food service customers have come to rely on the daily market price quoted by Urner Barry (a private company that publishes quotes on many commodity meat products) as the most accurate reflection of the supply and demand dynamics of fresh chicken parts. As a result, most of the chicken sold from the Company’s complexes that process larger sized birds is priced using Urner Barry prices. Although the Company’s customers generally prefer either the Georgia Dock whole bird price or Urner Barry prices, there are other indices and other negotiated prices that the Company may use from time to time.

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D.	Marketing and Distribution

Sales and distribution of the Company’s chicken products are conducted primarily by sales personnel at the Company’s general corporate offices in Laurel, Mississippi, by customer service representatives at each of its plants and through independent food brokers. Each plant has individual on-site distribution centers and uses the Company’s truck fleet, as well as contract carriers, for distribution of its products. This process is managed and monitored on a company-wide transportation information technology platform.

SECTION II – OPERATING SEGMENTS

ASC 280-10-50-1 provides that an operating segment is a component of a public entity that has all of the following characteristics: (a) it engages in business activities from which it may earn revenues and incur expenses; (b) its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and (c) it has discrete financial information. The Company has determined that it has only one segment (poultry products), because the CODM makes key operating decisions based on our operations as a whole, as described further below. The Company does not aggregate pursuant to ASC 280-10-50-11.

A.	Chief Operating Decision Maker and Reporting Persons

The first step in determining operating segments is to identify the Company’s Chief Operating Decision Maker or CODM. The Company has determined that its CODM is Mr. Joe Sanderson, Jr., the Chief Executive Officer and Chairman of the Board. As provided in ASC 280-10-50-5, the term CODM “identifies a function and not necessarily a manager with a specific title.” The function carried out by the CODM is to “allocate resources to and assess the performance of the segments of a public entity.” As discussed further below, Mr. Sanderson makes our key operational decisions, which are: (1) the determination of total pounds to be produced by the Company; (2) feed grain purchasing decisions based on pounds that we have determined to produce, and pricing decisions based on assessing commodity markets for corn and soybean meal; and (3) the approval of annual operational goals.

There are four individuals reporting to our CODM: (1) the COO, (2) the CFO, (3) the Director of Technical Services, and (4) the Feed Ingredient Buyer.

Chief Operating Officer. The COO provides oversight of all the Company’s day to day operations, including production, processing, sales, and marketing activities. In addition, the COO is responsible for keeping the CEO apprised of significant events, communicating strategy and policy to employees and ensuring that human resources are sufficient to carry out the operational goals and corporate strategy set by the CODM. The Director of Production, Director of Processing and Prepared Chicken, and Director of Sales each report to the COO on a company-wide function and assist him in oversight of the Company’s operations.

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Chief Financial Officer. Our CFO is responsible for investor relationship management, internal financial analysis, external reporting, and the treasury function within the Company. His role is centralized and his responsibilities are not segregated by geographic area, product line, or any other consideration.

Director of Technical Services. The Director of Technical Services is a veterinarian who manages all aspects of our quality control, including sanitation at all hatcheries, the quality and purity of feed ingredients, the health of the breeder and broiler flocks, and finished products through on-site quality control activities at all of the Company’s plants.

Feed Ingredient Buyer. The Feed Ingredient Buyer works with our CODM to place the feed orders issued by our CODM. Once the CODM prices feed grains for a given quantity, the Feed Ingredient Buyer will then coordinate the timing of delivery of the grain with the seller and the logistics to deliver the required feed to our locations in the most cost efficient manner.

Senior management is organized on a company-wide basis. As described above, our operations are virtually identical and interchangeable, aside from the broiler grow-out period, the cutting and packaging stage and processing at the prepared chicken plant. However, all of our operations are driven by the same fundamentals—producing the highest volume at the lowest cost—and respond to the same management and operational techniques.

The performance-based compensation programs in which the managers above participate are designed to incentivize and reward managers for overall Company performance, not the performance of a particular complex or product line. These managers participate in an annual cash bonus award program that has two components: a component based on the Company’s earnings per share, and a component based on the Company’s overall performance relative to its peers, measured by profit per head of chicken sold. They also participate in the Company’s performance share program, which entitle participants to a number of shares of the Company’s common stock based upon the Company’s return on sales and return on equity measured over a multi-year performance period.

B.	The CODM Makes Decisions Using a Variety of Operational Data

The CODM does not evaluate and monitor operating decisions with a single reporting package, and instead reviews a wide variety of information on a continuing basis. The level of coordination throughout our operations requires both aggregated and disaggregated data that is distributed to management, including our CODM, on a regular basis. This information includes, but is not limited to, internally-generated financial, statistical and operating data relating to our production, processing, marketing and distribution and operational goals; various industry and market information published by third-party providers such as Agri Stats, Inc., an industry benchmarking company, including data on poultry, grain and competing proteins; and macroeconomic data. Information may be grouped in a variety of ways, including on a company-wide or industry basis, by geographic area, and by customer, market, complex or product. The information is primarily designed to allow senior management to monitor the Company’s performance internally and compared to its competitors.

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The primary information our CODM uses to establish, evaluate, and monitor volume targets, which are among the Company’s key operating decisions, include company-wide production data, trends in the consumer markets (i.e. retail, distributors and restaurant business), export market conditions, industry data (i.e. forecasted poultry output in the short and mid-term), egg set1 data, pullet placement data, data on customer traffic in casual dining restaurants, availability of competing proteins (primarily beef and pork), unemployment rates, disposable income and other macroeconomic factors. The primary information our CODM uses for grain purchasing decisions, another of the Company’s key operating decisions, includes daily updates regarding grain prices on the commodity markets, and regular updates on planting and agricultural conditions, along with company-wide reports on the Company’s current grain inventory and delivery schedules.

C.	The CODM Makes Key Operational Decisions

As discussed above, we sell almost all of our chicken products at prices based on commodity prices that fluctuate frequently. In addition, the cost of the feed grains we use to make our proprietary feed is also based on commodity prices, which often move independent of the chicken commodity indices used to sell our product. Greater production volumes, given the fixed costs of our facilities, will result in a lower cost per pound of processed chicken, thereby minimizing our exposure to falling chicken commodity prices or enhancing our returns in a rising commodity price market.

Since we have little control over any of the indices to which our cash flows and earnings are tied, our CODM makes the operating decisions that we can control, which are (1) the determination of total pounds to be produced by the Company; (2) feed grain purchasing decisions based on pounds that we have determined to produce, and pricing decisions based on assessing commodity markets for corn and soybean meal; and (3) the approval of annual operational goals. These are the key operational decisions affecting our cash flows and earnings and are made by our CODM on a company-wide basis.

1.	Determination of Pounds (Volume) to be Produced

The CODM sets initial volume targets on a company-wide basis according to the maximum capacities of the Company’s production facilities, and target live weights of our birds. The CODM’s decisions on planned processing volumes determine all of our subsequent resource decisions, including required feed grain purchases, production and processing employees, and sales personnel. Distribution of these resources to our locations is based on the operating design of the location and does not require our CODM to make decisions on the allocation of resources between different types of facilities, other than capital expenditures, which are based on the age of the facilities, wear and tear on equipment, customer needs and not on the type of facility involved.

[1]	“Egg sets” are the number of hatching eggs harvested from breeder farms that are placed, or “set” for incubation in a hatchery.

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Our production volumes are impacted by several key factors:

•	Design of Facilities. Our plants are built to process poultry at their maximum capacity in order to achieve economies of scale for pounds of chicken produced and processed. The maximum capacity of our fresh and frozen chicken processing plants is 625,000 or 1,250,000 chickens per week, depending on the plant. The Company’s volume is capped at the maximum capacity of its hatcheries, processing plants and the maximum housing capacity of its contract growers. In connection with designing a plant, our CODM determines the packaging options a plant will offer, and the customer selects from those options when ordering products.

•	Egg and Time of Life-cycle. “Egg sets” are the number of hatching eggs harvested from breeder farms that are placed, or “set” for incubation in a hatchery. We may determine to “set” (hatch) fewer than all hatching eggs produced by our breeder farms in order to reduce production. Consequently, egg set adjustments affect the headcount of chickens available for grow-out and, thus, directly impact the volume of poultry that will be available for processing and sale approximately 70 to 90 days following an adjustment. As a general rule, the number of breeders maintained by a complex is determined based on the number of eggs needed to “set full” at all times.

•	Grow-out Farms. The Company’s operations rely on local contract growers, who raise chickens exclusively for the Company. Our business depends on retention and attraction of quality growers at existing and new complexes, so our growers’ financial success is a significant factor in our daily business decisions. Our goal is to have a compensation structure that is fair and lets growers participate in our financial success equally, regardless of bird size. Accordingly, we seek to implement volume adjustments uniformly for all growers.

•	Seasonality. Although the Company’s goal is to operate at or near maximum capacity, demand for most of the Company’s fresh and frozen chicken products is generally greatest during the spring and summer months and lowest during the fall and winter months. Accordingly, on an annual basis, the Company reduces its company-wide output of fresh and frozen chicken products during the fall as the customer demand during this time is impacted by competing proteins, primarily turkey, pork and beef.

Once a volume target has been established by the CODM and the “egg set” schedule is established accordingly, they are reviewed by the CODM on a bi-annual basis. During the bi-annual review, the CODM may determine to maintain production volumes, increase production volumes, or decrease production volumes. For a discussion of the information that the CODM reviews in establishing volume targets and whether to adjust an established volume target, please see “B. The CODM Makes Decisions Using a Variety of Operational Data” above.

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To the extent that the CODM determines that a volume cut-back is necessary, whether due to the seasonality factors addressed above, customer orders and demand or another factor, the Company will make a company-wide fresh and frozen chicken production cut. Because a reduction in our volume can greatly impact the financial viability of our broiler grow-out farms and the operational efficiency of our complexes, we limit the extent of our production cutbacks and do not reduce the number of chickens disproportionately between complexes. Similarly, in response to the reduced demand in the fall due to competing proteins, the Company reduces the number processing days by one or two days during those months at all complexes since the seasonal decline in customer demand does not vary by geographic markets or customer base. We also limit our cutbacks so that we have sufficient supply to meet the needs of all of our customers.

We can move eggs, live birds or processed meat from location to location to accommodate short term unexpected operational disruptions such as unexpected maintenance, unanticipated customer demand or unexpected weather conditions. This may mean that in limited circumstances, our production level at a particular complex deviates from our Company-wide production level currently in place until the short term disruption is resolved. In these cases, our COO will implement and coordinate ad hoc and isolated changes in production as necessary to address the disruption. As soon as the disruption is resolved, the location will return to the Company-wide level of production in effect at the time as established by the CODM. These changes between complexes do not have a material effect on our operations.

The Company’s profit margins between the aggregate results of tray pack and big bird deboning plants may fluctuate in the short term, but yield similar returns over a mid to long-term period (i.e. within 0.3 cents over a ten year period). Accordingly, because short term margins can and do fluctuate significantly and because decisions are made to maximize long-term returns, short-term margins are generally not a factor in the CODM’s decision making process.

2.	Feed Grain Purchasing Decisions at Volumes Based on Dressed Pounds to be Produced, and Pricing Decisions Based on Assessing Commodity Markets for Corn and Soybean Meal

The CODM’s decisions regarding feed grain purchases are based upon the CODM’s established volume targets and live weight targets. Because the cost of the feed grains we use to make our proprietary feed represents our most significant cost, grain purchasing decisions have a significant impact on the Company’s profitability. As noted above, the Company averages its feed cost across all of its fresh and frozen chicken complexes to allow management to assess other operational efficiencies on a company-wide basis more effectively. For a discussion of the information that the CODM reviews in grain purchasing decisions, please see “B. The CODM Makes Decisions Using a Variety of Operational Data” above.

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Our CODM independently decides on the quantities to be purchased at a given point in time. Such purchases are initiated at multiple times during the year and are typically sufficient to satisfy the Company’s needs on average for four weeks or less. However, there are times when market conditions and prices are favorable and the CODM decides to procure grain for a longer period of time. The CODM also decides the timing and source of the acquisition of raw chicken for our prepared chicken plant. This may include transfers of chicken from our own processing plants or acquisitions from third parties, but in all events, the chicken is sourced at commodity based prices.

3.	Annual Operational Goals

The Company does not develop forecasted financial budgets as the volatility and unpredictability of unrelated commodity indices for poultry and feed cause predictions of future results not to be useful. Because of this, our managerial focus is on areas of our operations that we can control and optimize in order to achieve efficiencies. For example, our CODM may set a goal to better align net sales per pound to the national average of our peers, or to improve our performance in various areas to be in the top percentage of our peer group (i.e. top 5% or top 25% of the industry). Our CODM establishes the framework for our goals by identifying areas within our operations where efficiencies can be improved. To do so, our CODM regularly reviews benchmark data to identify areas where the Company’s performance does not meet his framework, such as certain performance metrics that are not within the top 25% of our peer group. After identifying an area for performance improvement, he asks his applicable direct reports to develop operational goals and a strategy to improve the Company’s performance within a specified metric. The goals and their dollar impact on the Company’s results are then submitted to the CODM for approval. There are times when the CODM rejects a goal due to it being unattainable, or too easily attainable. In those instances, the goal is revised and resubmitted for approval.

For example, when managing throughput efficiency, the main key performance indicator is the amount of dressed poultry pounds we are able to extract per head or live pound of chicken entering our complexes. Upon review of peer data, our CODM may formulate a goal to be within the top 25% of our peer group. Through further analysis of industry and company-wide data, the COO and the Director of Processing will then formulate and present a company-wide plan that details the steps to be implemented to attain the goal together with the projected dollar impact to our CODM for approval. Our CODM may then approve or reject the goal and/or the plan. Once approved, the impact of attaining the goal and the monetary impact are presented to the board of directors.

Throughout the year, we track the progress of the operational goals, and the CODM reviews those results at least quarterly, and in some cases monthly or weekly, with the management team (such as the CODM’s direct reports or the COO or CFO and their direct reports) responsible for achieving the operational goal. In the event that an operational goal has not been met, our CODM will debrief with the management team responsible for satisfying the goal to understand the reasons and their plan to achieve better results. Given Mr. Sanderson’s

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background with the Company, which includes over 45 years with experience in all areas of the Company’s operations, he may suggest different ways or methods to either fully obtain the goal, or to obtain the goal to the maximum extent possible.

*******

If you have any questions concerning our response, please contact me at (601) 426-1454.

Very truly yours,

SANDERSON FARMS, INC.

By:	/s/ D. Michael Cockrell
Name:	D. Michael Cockrell
Title:	Chief Financial Officer and Treasurer

cc:	Sanderson Farms, Inc. Audit Committee

Mr. Robert Kimbro, CPA, Ernst & Young LLP

Mr. Louis Y. Fishman, Fishman Haygood, L.L.P.

Ms. Maureen Brennan Gershanik, Fishman Haygood, L.L.P.